July 6, 2007

Room 4561

Mr. Michael Koehler
President and Chief Executive Officer
Teradata Corporation
1700 S. Patterson Blvd.
Dayton, OH 45479

> **Re: Teradata Corporation**
> **Amendment No. 1 to Form 10**
> **Filed July 2, 2007**
> **File No. 001-33458**

Dear Mr. Koehler:

We have reviewed your amended filing and have the following comments. Please note that unless otherwise noted where prior comments are referred to they refer to our letter dated June 8, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Financial Statements

Statements of Income, page F-3

1. Your response to prior comment number 6 indicates that revenue from subscription agreements is classified as product revenue. Please explain your basis for classifying these revenues as product revenue when you account for them as post-contract customer support. As part of your response, tell us how these deliverables differ from maintenance support services.

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-8

2.   Tell us more about your subscription services and how you apply paragraph 12 of SOP 97-2. As part of your response, describe any other elements and explain, in detail, how you arrived at your conclusions for recognizing this revenue.

* * * * * * *

Please amend your Form 10 in response to these comments. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief

cc: Via Facsimile
        Stephanie Seligman, Esq.
        Wachtell, Lipton, Rosen & Katz
        Fax: 212-403-2225